ENDORSEMENT FOR IRC SECTION 403(b) ARRANGEMENTS


This endorsement is added to the group annuity contract issued by us of which it is a part. The effective date of is the latest of (i) the contract date, (ii) the date the endorsement is approved for use in the state of issue of this contract, or (iii) as stated in the amendment adding it to the contract.

Section 402(g)(1) of the Internal Revenue Code (the Code) limits the amount of elective deferrals made during a calendar year for any individual covered under an arrangement described in Section 403(b) of the Code for any taxable year beginning in such calendar year. If an individual's elective deferrals under this contract and any other contract issued by us to you to fund the arrangement exceed the applicable limit specified in 402(g)(1) of the Code, the excess amount will be refunded to the individual. Unless we receive information from you that indicates that the excess elective deferral amount will be refunded from another contract or arrangement, we will refund the excess to the individual from this contract and/or any other contract issued by us to you to fund the Section 403(b) arrangement. The refund will reduce the accounts of the individual member. If we do not receive timely information about which accounts to use to make the refund, the Order of Application will be used. If no Order of Application is specified in the contract, we will make the refund from the accounts as determined by our then-current procedures.

If you inform us that the amounts held for an individual member under this contract, any other contracts issued by us to you, and any other contract or custodial arrangement not with us that form part of a Section 403(b) arrangement exceed the applicable limit specified in Section 402 (g)(1), and you instruct us to make the appropriate refunds from this contract, we will do so in the same manner as if all funds for the member were held only in this contract.

Nothing in this  endorsement  shall  require  us to  independently  monitor  the
Section 402(g)(1) limits for amounts not held by us.


PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

/s/ David J. Drury

PRESIDENT AND
CHIEF EXECUTIVE OFFICER

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